UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES A NEW COLLECTIVE BARGAINING AGREEMENT

Medellin, Colombia, November 4, 2014

Today, Bancolombia S.A. (“Bancolombia”), Uneb and Sintrabancol entered into a new collective bargaining agreement (the “Agreement”), which will have a term of three (3) years, from November 1, 2014 to October 31, 2017.

Among other agreements, the following are the most relevant economic aspects of the new Agreement:

1.	Salary increase: 7% salary increase for the first year for the employees covered under the Agreement. For the second year, the increase will be equal to the Colombian consumer price index (“IPC”) variation plus 2.0%. For the third year, the increase will be equal to the IPC variation plus 2.5%.
2.	Increase in funds allocated to education and housing loans, and health insurance policy.
3.	The new Agreement will extend to employees with operational level positions in the following subsidiaries: Leasing, Banca de Inversión, Valores and Fiduciaria Bancolombia, which entails coverage for more than 13,000 employees in total, regardless of whether or not they are members of the unions.

The parties also reaffirmed their commitment to comply with the ILO Declaration on Fundamental Principles and Rights at Work.

The Bank would also like to acknowledge the cooperation of its employees during this process, which reflects their unwaivering commitment to service.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A.
(Registrant)

Date: November 4, 2014	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title	Vice President of Strategy and Finance